TF Investor, Inc.
2100 Market Street, NE
Decatur, AL 35601

June 24, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TF Investor, Inc.
Qualification of Indenture on Form T-3 (File No. 022-28952)

Ladies and Gentlemen:

Reference is made to the Qualification of Indenture on Form T-3 initially filed with the Securities and Exchange Commission (“ Commission ”) by TF Investor, Inc.  (the “ Registrant ”) on May 11, 2011 (File No. 022-28952) (the “Qualification ”).  The Registrant hereby applies to the Commission for the withdrawal of the Qualification together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

At this time, the Registrant has elected not to proceed with the offering by TF Investor, Inc. contemplated by the Qualification because TF Investor, Inc. will be dissolved and is no longer a guarantor under the related indenture. The Qualification has not been declared effective by the Commission and the Registrant confirms that it has not offered or sold any securities pursuant to the Qualification.

Upon the granting of the Commission’s consent, please forward a copy of the order withdrawing the Qualification to the Registrant’s counsel, Scott Rutsky, Esq., via facsimile at (212) 969-2900.

If you have questions or require additional information, please do not hesitate to contact Scott Rutsky at (212) 969-3983.

Very truly yours,

TF INVESTOR, INC.

By:	/s/ Steven S. Elbaum
Steven S. Elbaum
Director